STONE RIDGE TRUST IV

510 Madison Avenue, 21st Floor

New York, New York 10022

October 21, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James O’Connor, Esq.

Re:	Stone Ridge Trust IV (the “Trust”)

Registration Statement on Form N-2

File Numbers: 333-207521; 811-23105

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 be accelerated to Friday, October 21, 2016 or as soon thereafter as practicable.

Please call Edward Baer of Ropes & Gray LLP at (415) 315-6328 as soon as the Registration Statement has been declared effective.

Very truly yours,

STONE RIDGE TRUST IV

By:	/s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Secretary

QUASAR DISTRIBUTORS, LLC

615 East Michigan Street

Milwaukee, Wisconsin 53202

October 21, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James O’Connor, Esq.

Re:	Stone Ridge Trust IV (the “Trust”)

Registration Statement on Form N-2

File Numbers: 333-207521; 811-23105

Dear Mr. O’Connor:

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to Friday, October 21, 2016, or as soon thereafter as practicable.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

By:	/s/ James Schoenike
Name: James Schoenike
Title: President